Exhibit 12

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

IFRS

	Year ended December 31,
	2013	2012(1)(2)	2011(1)	2010(3)	2009
	(U.S.$ millions)
Earnings:
Income from continuing operations before taxes on income	3,505	(2,431)	13,272	20,491	7,860
Non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges	2,803	(78)	(60)	(270)	(412)
Less: equity accounted units earnings	(482)	470	(104)	(1,101)	(786)
Fixed charges added to earnings	695	426	574	751	988
Distributed income from equity investees	600	522	799	1,404	610
Amortization of capitalized interest	137	262	181	121	104

Total earnings	7,258	(829)	14,662	21,396	8,364
Fixed charges:
Interest expensed	507	293	496	671	929
Amount representative of the interest factor in rents	188	133	78	80	59

Total fixed charges added to earnings	695	426	574	751	988
Interest capitalized	727	766	493	182	198
Total fixed charges	1,422	1,192	1,067	933	1,186

Ratio of earnings to fixed charges	5.10	n/a	13.74	22.93	7.05

Notes:

(1)	The audited financial statements for the years ended December 31, 2011 and 2012 have been restated to reflect a number of new accounting standards, including: (i) IFRS 11 ‘Joint Arrangements’ which replaces IAS 31 ‘Interest in Joint Ventures’ where certain of the Group’s operations that were previously equity accounted are now accounted for as Joint Operations; (ii) IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’, which specifies the accounting for post-production stripping cost; and (iii) IAS 19 (revised 2011) ‘Employee benefits’, which amends the calculation of pension costs (see Note 46 to the 2013 Financial Statements in the Annual Report on Form 20-F of Rio Tinto plc and Rio Tinto Limited for the year ended December 31, 2013 filed with the SEC on March 14, 2014).
(2)	The ratio of earnings to fixed charges is below 1.0 for the year ended December 31, 2012 and additional earnings of U.S.$2,021 million would have been necessary to bring the ratio to 1.0. This was primarily the result of a loss from charges for the impairment of goodwill and of other assets.
(3)	The audited financial statements for the year ended December 31, 2010 were restated in accordance with IFRS 3 “Business Combinations” (Revised), following reclassification of certain balances relating to the consolidation of Oyu Tolgoi LLC (see Note 39 to the 2011 Financial Statements in the Annual Report on Form 20-F of Rio Tinto plc and Rio Tinto Limited for the year ended December 31, 2011 filed with the SEC on March 16, 2012).

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